Exhibit 99.4

NEWS RELEASE

Media Inquiries:	Media Inquiries:
Erik Snider	DevConnect PR
+1 877 245 7448	+1 908-953-6432
erik.snider@nice.com	devconnectpr@avaya.com

Investors:
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn, +972 9 775 3798, ir@nice.com, CET

NICE Interaction Management Solution Now Rated “Avaya Compliant”

Ra’anana, Israel, September 6, 2012, NICE Systems (NASDAQ: NICE) today announced that NICE Interaction Management R4.1, the latest version of NICE’s recording platform, is compliant with key contact center solutions from Avaya, a global provider of business collaboration and communication solutions.

NICE Interaction Management R4.1 helps businesses record interactions and generates valuable business insight through interaction analytics and call center quality monitoring solutions. The solution is now compliant for compatibility with Avaya Aura® Communication Manager 6.0, Avaya Aura® Session Manager 6.1, Avaya Aura® Application Enablement Services 6.1, and Avaya Aura® Contact Centre 6.2 in standard and high availability configurations (SIP integration).

NICE is a Technology Partner in the Avaya DevConnect program – an initiative to develop, market and sell innovative third-party products that interoperate with Avaya technology and extend the value of a company’s investment in its network.

As a Technology Partner, NICE is eligible to submit products for compliance testing by the Avaya Solution Interoperability and Test Lab. Doing so enables businesses to confidently add best-in-class capabilities to their network without having to replace their existing infrastructure, speeding deployment of new applications and reducing both network complexity and implementation costs.

“NICE’s latest update to their Interaction Management solution has undergone formalized interoperability testing,” said Eric Rossman, vice president, developer relations, Avaya. “Working with independent technology companies to assess compatibility through the Avaya DevConnect Program helps us ensure that Avaya customers can confidently upgrade and leverage the latest technologies from Avaya.”

About Avaya
Avaya is a global provider of business collaboration and communications solutions, providing unified communications, contact centers, networking and related services to companies of all sizes around the world. For more information please visit www.avaya.com. For more information on the Avaya DevConnect program, visit www.avaya.com/devconnect.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.